FORM 3                             OMB APPROVAL
                                   OMB Number:  3235-0104
                                   Expires:  September 30, 1998
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         UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

     INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Act of 1934, Section 17(a) of the Public Utility Holding
           Company Act of 1935 or Section 30(f) of the
                  Investment Company Act of 1940

(Print or Type Responses)
1.   Name and Address of Reporting Person

     Berty               Michel              M.
     (Last)              (First)             (Middle)

     1114 Avenue of the Americas
     (Street)

     New York       New York  10036
     (City)         (State)   (Zip)

2.   Date of Event Requiring Statement
     (Month/Day/Year)
     July 24, 1997

3.   IRS or Social Security Number of Reporting Person
     (Voluntary)

4.   Issuer Name and Ticker or Trading Symbol
     Level 8 Systems, Inc. (LVEL)

5.   Relationship of Reporting Person(s) to Issuer (Check all
     applicable)
     _X_ Director                       ___ 10% Owner
     ___ Officer (give title below)     ___ Other (specify below)


6.   If Amendment, Date of Original (Month/Day/Year)

7.   Individual or Joint/Group Filing (check Applicable Line)
     _X_ Form filed by One Reporting Person
     ___ Form filed by More than One Reporting Person




Table I --     Non-Derivative Securities Beneficially Owned

1.   Title of Security (Instr. 4)

2.   Amount of Securities Beneficially Owned (Instr. 4)
     None

3.   Ownership From:  Direct (D) or Indirect (I) (Instr. 5)

4.   Nature of Indirect Beneficial Onwership (Instr. 5)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
          * If the form is filed by more than one reporting person, see Instruction 5(b)(v).



Table II --    Derivative Securities Beneficially Owned (e.g.,
               puts, calls, warrants, options, convertible securities)


1.   Title of Derivative Security (Instr. 4)

2.   Date Exercisable and Expiration Date (Month/Day/Year)
     Date Exercisable    Expiration Date

3.   Title and Amount of Securities Underlying Derivative
     Security (Instr. 4)
     Title                    Amount or Number of Shares
                              None

4.   Conversion or Exercise Price of Derivative Security

5.   Ownership Form of Derivative Security:  Direct (D) or
     Indirect (I) (Instr. 5)


6.   Name of Indirect Beneficial Ownership (Instr. 5)


Explanation of Responses:
Mr. Berty was elected to the Board of Directors of Level 8
Systems, Inc., effective as of July 24, 1997, to replace Robert
R. MacDonald who resigned from the Board of Directors of Level 8
Systems, Inc., effective as of July 24, 1997.

               /s/ Michel M. Berty                7/29/97
                  Michel M. Berty                   Date
               **Signature of Reporting Person


**   Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


                                             SEC 1473 (7-96)